Filed by Bonanza Creek Energy, Inc.
(Commission File No. 001-35371)
(Registration Statement File No. 333-251401)
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: HighPoint Resources Corporation
(Commission File No. 001-38435)

Bonanza Creek Energy, Inc. and HighPoint Resources Announce Final Results of Exchange Offer and Consent Solicitations

DENVER, March 12, 2021—(GLOBE NEWSWIRE)- Bonanza Creek Energy, Inc. (NYSE: BCEI) (the “Company” or “Bonanza Creek”) and HighPoint Resources Corporation (“HighPoint”) (NYSE: HPR) today announced the expiration and results of Bonanza Creek’s previously announced offer to exchange (the “Exchange Offer”) shares of its common stock and newly issued 7.5% Senior Notes due 2026 (the “Bonanza Creek Senior Notes”) for any and all of the 7.0% Senior Notes due October 15, 2022 (the “2022 Notes”) of HighPoint Operating Corporation (“HighPoint OpCo”) and the 8.75% Senior Notes due June 15, 2025 of HighPoint OpCo (the “2025 Notes” and, together with the 2022 Notes, the “HighPoint Senior Notes”) as of 5:00 p.m. New York City time on March 11, 2021 (the “Expiration Deadline”). The Exchange Offers were commenced in connection with Bonanza Creek’s proposed acquisition of HighPoint. HighPoint OpCo is a wholly-owned subsidiary of HighPoint.

In connection with the Exchange Offer, HighPoint solicited, on behalf of HighPoint OpCo, consents (the “Consent Solicitation”) to certain proposed amendments to the indentures governing the HighPoint Senior Notes from all holders of HighPoint Senior Notes. Concurrently with the Exchange Offer and Consent Solicitation, HighPoint also solicited votes from the holders of HighPoint Senior Notes to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan” and such solicitation, the “Plan Solicitation”).

The Exchange Offer and Consent Solicitation were conditioned on a minimum participation of not less than 97.5% of the aggregate outstanding principal amount of each series of HighPoint Senior Notes being validly tendered in accordance with the terms of the Exchange Offers prior to the Expiration Deadline (the “Minimum Participation Condition”). Approval of the Prepackaged Plan by the holders of HighPoint Senior Notes requires the affirmative vote of a majority of holders of HighPoint Senior Notes that vote on the Prepackaged Plan and at least two-thirds of the aggregate principal amount of HighPoint Senior Notes that vote on the Prepackaged Plan. Based upon preliminary voting results, the requisite number and amount of HighPoint Senior Notes have accepted the Prepackaged Plan.

The complete results of the Exchange Offer and Consent Solicitation are listed in the table below:

Title of Series of HighPoint Senior Notes/CUSIP/ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered	Percent of Total Tendered	Minimum Participation Condition
7.0% Senior Notes due 2022 06846NAD6 / US06846NAD66*	$350,000,000	$312,177,000	89.19%	97.5%
8.75% Senior Notes due 2025 06846NAF1 / US06846NAF15*	$275,000,000	$271,267,000	98.64%	97.5%
HighPoint Senior Notes	$625,000,000	$583,444,000	93.35%	--

*These CUSIP numbers and ISINs are included solely for the convenience of the holders. Neither HighPoint nor the paying agent shall be responsible for the selection or use of any CUSIP number or ISIN, nor is any representation made as to its correctness or accuracy printed on any note or as referred to in any notice.

Since the Minimum Participation Condition was not satisfied, Bonanza Creek will not accept any HighPoint Senior Notes tendered for exchange and all HighPoint Senior Notes tendered pursuant to the Exchange Offer will be promptly returned to their holders. Furthermore, the Change of Control Amendment Consent Fee will not be paid and the proposed amendments to the indentures governing the HighPoint Senior Notes will not become operative. If the Bonanza Creek stockholders approve the merger, HighPoint may file voluntary petitions under Chapter 11 with the United States Bankruptcy Court for the District of Delaware (the “Court”) because the necessary votes to accept the Prepackaged Plan have been obtained. The consummation of the Prepackaged Plan will be subject to confirmation by the Court in addition to other conditions set forth in the Prepackaged Plan, a transaction support agreement and related transaction documents.

About the Companies

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Wattenberg Field, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI.”

HighPoint Resources Corporation (NYSE: HPR) is a Denver, Colorado based company focused on the development of oil and natural gas assets located in the Denver-Julesburg Basin of Colorado. Additional information about HighPoint may be found on its website at www.hpres.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous Plan Solicitation (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspect of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) the Prospectus, of which the Prepackaged Plan forms a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Prospectus to the holders of HighPoint Senior Notes. On February 10, 2021, HighPoint also filed a definitive proxy statement and began mailing the definitive proxy statement to its stockholders. These documents are not a substitute for the Joint Proxy Statement/Prospectus, Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint has filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROSPECTUS, JOINT PROXY STATEMENT/PROSPECTUS, AND REGISTRATION STATEMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s or HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor HighPoint assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information contact:

Scott Landreth

Senior Director, Finance & Investor Relations and Treasurer

720-225-6679

slandreth@bonanzacrk.com